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Follow-Up Materials

07024716

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

ADB

Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2006

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was neither a purchase nor sale of primary obligations in the United States in the fourth quarter of 2006.

(2) Copies of the ADB's regular quarterly financial statements:

For the last quarter of 2006, the financial statements for 2006 are prepared in lieu of the quarterly financial statements as of 31 December 2006. The 2006 financial statements will be included in the ADB Information Statement, which will be filed in April 2007. Pursuant to Section 13 of the By-Laws, the Annual Report for 2006 shall be submitted to ADB's Board of Governors for approval at its meeting scheduled from 6 - 8 May 2007. This Periodic Report will be provided when the Annual Report is approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

<u>Resolution No. 312</u>
<u>Election of President</u>

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel (632) 632-4444
Fax (632) 636-2444

information@adb.org
www.adb.org

Mr. Haruhiko Kuroda was elected by the ADB Board of Governors as President of the Asian Development Bank for a term of five years commencing 24 November 2006.

(4) Copy of Global Borrowing Authorization for 2007 and Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2007.

Resolution of the Board of Governors of the ADB

In accordance with the provisions of Article 34 of the Agreement Establishing the Asian Development Bank, Mr. Haruhiko Kuroda be elected President of the Asian Development Bank for a term of five years commencing 24 November 2006.

The Chair of the Board of Governors be authorized to execute a contract of service between the Asian Development Bank and Mr. Haruhiko Kuroda, in accordance with Article 34 of the Charter and Section 5 of the By-Laws.

(Adopted 22 September 2006)

ADB

Asian Development Bank

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2007

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2007;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2007 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

   (i) The aggregate amount of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars nine billion three hundred million ($9,300,000,000).

   (ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing is priced.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing, and the Treasurer is authorized to approve each issue of Bonds under the Global Medium-Term Note program and local currency Medium-Term Note programs involving principal amounts not exceeding $250 million equivalent. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

   (i) currency and principal amount,
   (ii) amount of proceeds,
   (iii) market(s),
   (iv) title and form,
   (v) price,
   (vi) issuance date(s),
   (vii) drawdown date(s),
   (viii) maturity date(s),
   (ix) interest rate(s) and interest payment date(s),

and any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 of this appendix. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 of this appendix.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 3 December 1992, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21, paragraphs (i) and (ii) of the Agreement Establishing the Asian Development Bank.

ADB

Asian Development Bank

RESOLUTION

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2007

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2007;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2007 any currency liability swap transactions, interest rate swap transactions, cross currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program and local currency Medium-Term Note programs, and (ii) ADB's asset and liability management transactions, involving principal amounts not exceeding $250 million equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer, the General Counsel, the Deputy Treasurer, the Deputy General Counsel, an Assistant Treasurer, an Assistant General Counsel, a Principal Treasury Specialist, a Principal Counsel; and the Head of Market/Treasury Risk Management (Risk Management Unit) and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

5. Formal action hereunder with respect to any swap transaction involving the change of a currency in which ADB's obligations are denominated shall be subject to the approvals of the governments of the countries whose currencies are involved in the relevant transaction.

Annex A

ADB NEWS RELEASES (Fourth Quarter 2006)	
DATE	PARTICULARS
27-Dec-06	ADB Backing Further Reforms in Viet Nam's SME Sector
27-Dec-06	ADB Loan to Boost Rail Links between Viet Nam and China
26-Dec-06	Sweden Signs Cofinancing Arrangement with ADB
22-Dec-06	ADB Assistance to Improve Access to Secondary Education in Lao PDR
22-Dec-06	ADB to Help Improve Living Standards of Urban Poor in Mongolia
22-Dec-06	Second $200 Million Loan Supporting Indonesian Policy Reforms
22-Dec-06	Program to Improve Access to Financial Services for Pakistan's Poor
22-Dec-06	ADB Pledges $550 Million to Upgrade Roads of India's Uttaranchal State
22-Dec-06	ADB Planning $100 Million Facility for Water Projects
21-Dec-06	$2.7 Million in Grants to Support Creation of Afghanistan National Development Strategy
21-Dec-06	Water and Sanitation Project to Clean Up Environment of Nanjing, China
21-Dec-06	ADB Backing Energy Cooperation between Afghanistan and Tajikistan
20-Dec-06	$800 Million Facility to Increase Pakistan's Power Transmission
20-Dec-06	$1.7 Billion for Irrigation and Power Programs in Pakistan
20-Dec-06	ADB Backs Transport Improvement Project in Southern Gansu, PRC
20-Dec-06	$900 Million Funds to Boost Irrigated Agriculture's Productivity in Pakistan's Punjab Province
19-Dec-06	US$50 Million Loan to Boost Madrasah Education in Indonesia
19-Dec-06	Philippines President Visits ADB for 40th Anniversary Celebration
19-Dec-06	ADB's New Toolkit Offers Key to 'Smarter Sanitation' in Asia and Pacific
19-Dec-06	ADB to Assist Leyte Landslide Area with $3 Million Grant
18-Dec-06	Gansu Hydropower Program to Boost Clean Energy in China
18-Dec-06	Norway Contributes Additional Nkr25 Million to ADB's Gender and Development Cooperation Fund
15-Dec-06	Additional $80 Million for Kolkata Environmental Improvements
15-Dec-06	ADB Signs Cooperation Statement with Chinese and US Environment Agencies
15-Dec-06	$7.8 Million Grant to Support for Cambodia's New Tier of Local Government
15-Dec-06	Restoration of Cambodia's Railway to Boost Regional Transport Links
15-Dec-06	US$60 Million Grants to Develop Afghanistan's Private Sector
14-Dec-06	Expanding Aquaculture Production for Indonesia's Poor Fish Farmers
14-Dec-06	ADB Invests in Clean Fuels Company in India
14-Dec-06	WHO Guidelines Estimate Urban Air Pollution Causes 530,000 Deaths in Asian Cities Annually
14-Dec-06	Yogyakarta Summary Supports Long term Vision for Better Air Quality in Asia
14-Dec-06	Addressing Rural Poverty in Afghanistan through Business Opportunities
13-Dec-06	ADB Official Calls for Stronger Leadership on Air Quality
13-Dec-06	Mekong Countries Reach New Heights of Cooperation in Agriculture
13-Dec-06	$60 Million Additional Loan for Water Supply Project in Sri Lanka
12-Dec-06	Sweden Expands ADB Assistance on Air Quality Management
12-Dec-06	PRC Can Help Global Payment Imbalances by Addressing Domestic Challenges, ADB Vice President
11-Dec-06	ADB Record $1 Billion Loan to Help Reform Rural Finance in India
11-Dec-06	ADB to Tackle Constraints Facing Bhutan's Financial System
11-Dec-06	ADB and Viet Nam Sign Loan to Help Rebuild Poor Areas in Viet Nam Severely Damaged by Typhoons
11-Dec-06	Comprehensive Program to Support Restructuring of Nepal's Education System
08-Dec-06	ADB Working to Build a Stable and Reliable Power System in the Philippines
08-Dec-06	ADB Promoting Economic Growth in the Philippines through Assistance to the Financial Sector
07-Dec-06	Grant to Boost Education Opportunities for Ethnic Minority Youths in Viet Nam
07-Dec-06	Growth in East Asia to Soften in 2007 with Lower Inflation, Says New ADB Report
07-Dec-06	$510 Million Facility to Promote Renewable Energy Development in Pakistan
07-Dec-06	ADB Financing to Improve Urban Infrastructure in Northern Region of India's Karnataka State
06-Dec-06	Increasing Access to Fortified Food among Poor Children in Viet Nam
05-Dec-06	ADB Vice-President Calls for Innovative Approaches on Avian Influenza
05-Dec-06	Finland Contributes Additional EURO5.5 Million to ADB's Pakistan Earthquake Fund
04-Dec-06	President Kuroda's Letter
04-Dec-06	ADB President Offers Condolences and Support after Typhoon Hits Philippines
04-Dec-06	ADB Project to Help Revitalize Tajikistan's Cotton Industry
01-Dec-06	ADB to Address Forest Loss and Rural Poverty in Viet Nam
01-Dec-06	Urgent Action Now Could Stem AIDS Epidemic, ADB Vice-President Says
01-Dec-06	Jakarta Workshop Training Regional Experts to Combat Human Pandemic Influenza
01-Dec-06	Asia-Pacific Countries Strengthen Cooperation in Fight against Corruption to Bring the Corrupt to Justice
01-Dec-06	Grant Funds Supporting Partnership on Land Degradation in Central Asia

ADB NEWS RELEASES (Fourth Quarter 2006)	
DATE	PARTICULARS
01-Dec-06	Phase-Two Selection Launched for NGOs in PRC Poverty Reduction Work
29-Nov-06	East-West Rail to Create Jobs and Opportunities in Remote Areas of China
29-Nov-06	Improving Water Supply and Sanitation in Small Towns in Viet Nam's Central Region
28-Nov-06	Closer Economic Ties Will Help South Asia Tap Full Economic Potential, Senior ADB Official Says
28-Nov-06	ADB Helping to Prepare First Two MRT Lines in Ho Chi Minh City
27-Nov-06	Ireland Contributes EUR800,000 to ADB's Gender and Development Cooperation Fund
27-Nov-06	US$8.7 Million Grant to Boost Private Sector Development in the Pacific
24-Nov-06	Commercializing Agriculture in Nepal's Eastern Development Region
23-Nov-06	ADB to Assist Indonesia with $428 Million for Infrastructure Development
23-Nov-06	South Asian Leaders Discuss Trade, Investment, and Transport Development
22-Nov-06	$600 Million Boost for Private Participation in Developing Infrastructure in Pakistan
22-Nov-06	Media Invited to Cover Better Air Quality Workshop in Yogyakarta
22-Nov-06	Carbon Fund Planned to Provide Projects with Upfront Finance
21-Nov-06	Health Officials Gathering in Jakarta to Boost Disease Responses
20-Nov-06	Partnership Delivering Services to Fight HIV/AIDS in The Pacific
20-Nov-06	How Enterprise Overcomes Poverty - Book Shows 30 Examples from Viet Nam
16-Nov-06	ADB Introduces New Debt Management Products
16-Nov-06	ADB Prices A$450 Million Bond Issue
16-Nov-06	ADB Approves Enhancements to LIBOR-Based Loan Product
16-Nov-06	Partnership Launched to Combat Land Degradation in Central Asia
15-Nov-06	ADB and KfW Promoting Cross-Border Securitization Market in Kazakhstan
15-Nov-06	Luxembourg Raises Stake in ADB Financial Sector Development Partnership Fund
14-Nov-06	ADB Deemed Effective, But Could Do Better, Survey Finds
14-Nov-06	Liquidity Lagging in Asian Bond Market Expansion, ADB Report Says
14-Nov-06	ADB Names Rajat Nag as Managing Director General
14-Nov-06	Masahiro Kawai Named as Next Dean of Tokyo-Based ADB Institute
13-Nov-06	ADB to Help Mongolia's Agriculture Sector Tap International Markets
13-Nov-06	ADB Committed to Private Sector Development in the Pacific Islands
09-Nov-06	ADB Launches Asian Bond Monitor on Tuesday in Singapore
09-Nov-06	Donors Stress Reforms Needed to Boost Results in Micronesia
08-Nov-06	ADB Assisting Viet Nam's Plans for O Mon Power Complex
07-Nov-06	ADB to Help Strengthen Poverty Reduction Results Monitoring
06-Nov-06	ADB to Host Consultative Group Meeting for the Federated States of Micronesia
06-Nov-06	ADB Expanding Rural Microfinance Opportunities in Vanuatu
03-Nov-06	ADB Joins Methane to Markets Partnership
02-Nov-06	ADB Strengthening Secondary Education in Bangladesh
01-Nov-06	Indonesia Making Progress on Infrastructure Reforms, ADB Vice-President Tells Jakarta Meeting
31-Oct-06	Denmark Establishes Second Fund for Renewable Energy in ADB
31-Oct-06	ADB Proposes $4 Billion in Assistance for Indonesia in 2006-2009
30-Oct-06	Comprehensive Program to Expand Rural Finance in Nepal
27-Oct-06	ADB Establishes Climate Change Knowledge Hub at University in Beijing
26-Oct-06	Today's Decisions Could Spell Climate Change for Future Generations, ADB Official Tells Carbon Expo
25-Oct-06	Deadline Extended on ADB-Sponsored Student Essay Competition
25-Oct-06	Improving Access to Water Supply and Sanitation in Bangladesh's Small Towns
23-Oct-06	Bringing Cheap and Reliable Electricity to Sihanoukville, Cambodia
20-Oct-06	Ministers Adopt Action Plan to Accelerate Regional Cooperation in Central Asia
20-Oct-06	New Measures Helping Donor Aid Reach Poorest
19-Oct-06	ADB Promoting Enhanced Judicial Independence in the Philippines
19-Oct-06	Improved Governance, Infrastructure Key to Higher South Asia Growth, Says ADB Report
18-Oct-06	Loan to Improve Urban Infrastructure and Services in Bhutan's Cities
17-Oct-06	Business Leaders Call for Greater Role in the Development of Central Asia
16-Oct-06	Seminar Focuses on Promoting Banking Sector Reforms in Viet Nam
16-Oct-06	ADB to Assist Lao PDR with $100 Million of Loans and Grants for 2007-2009
16-Oct-06	ADB Continuing Infrastructure and Private Sector Focus in Solomon Islands
16-Oct-06	Promoting Stronger Private-Public Sector Ties for Central Asian Development

Annex A

ADB NEWS RELEASES (Fourth Quarter 2006)	
DATE	PARTICULARS
16-Oct-06	Many Asian Countries Falling Short of MDG Targets, Joint Report Says
13-Oct-06	ADB President Congratulates Muhammad Yunus on Winning Nobel Peace Prize
13-Oct-06	ADB, Uzbekistan Marks 10 Years of Partnership
13-Oct-06	Reducing Pollution in China's Inner Mongolia Autonomous Region
13-Oct-06	Bangkok Set for Political Risk Insurance Conference
13-Oct-06	$430 Million, Five-Year Program to Improve Bangladesh Railway System
12-Oct-06	South Asia MDG Forum Opens with Urgent Call to Cut Down Maternal Mortality and Reduce Poverty
12-Oct-06	Central Asia Set to Take Major Step Forward in Regional Cooperation
11-Oct-06	Agreements for Biodiversity Conservation Projects in Western Thailand Signed
10-Oct-06	Major Air Pollution, Poverty, and Health Study Launched in Ho Chi Minh City
09-Oct-06	Improving Livestock Productivity for Upland Ethnic Groups in Lao PDR
06-Oct-06	ADB Supporting Viet Nam's Poverty Reduction Program
06-Oct-06	ADB Announces $3 Billion for 2007-2009 in Support of Viet Nam's Vision for the Future
05-Oct-06	MDG Forum in Nepal to Focus on Extreme Poverty in South Asia
04-Oct-06	Summit Builds Bird Flu Preparedness among Philippine Local Governments
04-Oct-06	Strategy for Marshall Islands to Focus on Improving Public Sector Performance
03-Oct-06	ADB to Help Palau Move toward Self-Reliance
03-Oct-06	Haruhiko Kuroda Re-elected to 5-Year Term as ADB President
02-Oct-06	New Website Launched to Support Regional Cooperation and Integration Initiatives in Asia and Pacific Region

Source: ADB's official website (http:// www.adb.org)

END